Registrant Name:  Nicholas Limited Edition, Inc.
CIK#:  0000809802
Period Ended 12/31/04

Q. 77(j) - Restatement of capital accounts at 12/31/04 will be to increase accumulated undistributed net investment income and decrease paid in capital by $370,888.